SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2022

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

NOTICE TO THE MARKET

São Paulo, April 28, 2022 - Braskem S.A. ("Braskem," or the "Company"), (B3: BRKM3, BRKM5 and BRKM6; NYSE: BAK; LATIBEX: XBRK), complementing the notice to the market disclosed on November 8, 2021, hereby informs the public and its shareholders that it has signed a partnership agreement with Lummus Technology LLC (“Lummus”), through its subsidiary Braskem Netherlands B.V., to develop and license Braskem's green ethylene production technology.

Braskem is a pioneer in the production of resins made from renewable feedstock and has undertaken a commitment to reach production capacity of 1.0 million tons of I’m green® biobased polyethylene by 2030. Lummus has the technical capacity and experience in licensing to support the Company in developing and marketing its technology for producing green ethylene.

The partnership brings the complementary expertise needed to accelerate the achievement of Braskem’s commitment, expand the geographic footprint of green ethylene production technology globally and accelerate the use of bioethanol in chemical and plastic products, supporting the industry's efforts towards a carbon neutral circular economy.

The partnership also will enable the technology’s licensing for two projects under development in the United States and Thailand, as announced previously.

Lastly, it is important to note that the partnership is aligned with Braskem’s sustainability goals: (i) achieve carbon neutrality by 2050; (ii) diversify and expand its industrial footprint; (iii) consolidate its global leadership in biopolymers to meet its clients’ needs; and (iv) develop increasingly sustainable solutions in the circular economy.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2022

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This Notice to the Market may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact from the geological event in Alagoas and related legal procedures and from COVID-19 on the Company's business, financial condition and operating results. The words “foresee,” “believe,” “estimate,” “expect,” “plan” and other similar expressions, when referring to the Company, are used to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance on future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are examples of forward-looking statements. Such statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that the events, trends or expected results will actually occur. The statements are based on various assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in these assumptions or factors, including the projected impact from the geological event in Alagoas and related legal procedures and the unprecedented impact from COVID-19 on the businesses, employees, service providers, shareholders, investors and other stakeholders of the Company could cause actual results to differ significantly from current expectations. For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM). This Notice to the Market does not constitute an offer to sell securities in Brazil. No securities may be offered or sold in Brazil without being registered or exempted from registration, and any public offer of securities to be carried out in Brazil must be made through a prospectus, which would be obtained from Braskem and contain detailed information on Braskem and its management, as well as its financial statements.